EXHIBIT 99.3 — SECOND RECOMMENDATION LETTER
[BERGER SINGERMAN LETTERHEAD]
May 2, 2007
Ion Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, FL 33401
Attention:
Board of Directors
Independent Committee of Board of Directors
Re:	Steven Zeiger (Ion Media Networks)
Gentlemen:
We refer to our letter to you of April 19, 2007 (capitalized terms defined in that letter are used herein with the same meanings) and write to address its topic and further its purpose: to urge the Board and Committee to accept the CNBC Proposal now.
We note that CNBC recently amended the CNBC Proposal yet again on April 30, 2007, yet again to sweeten the deal it offers the Company and its preferred stockholders. The April 30 letter also reiterates, in stronger terms, the urgency of the Company’s prompt response and acceptance of the CNBC Proposal.
The April 30 modifications to the CNBC Proposal substantially increase the consideration and reduce the risks presented to the Company. By increased interest coupons, enhanced conversion protections, addressing FCC risks and paying for the Company’s transactional costs, the April 30 modifications present a compelling proposal for the Company. By retaining the CNBC Proposal’s deadlines and clarifying their operation and effect, the April 30 letter requires the Company’s most urgent attention and prompt acceptance.
For the reasons expressed in our letter of April 19 and re-emphasized and enhanced by the April 30 modifications, our client urges the Committee, Board and Company to accept the CNBC Proposal, complete the definitive documentation therefor, and consummate this transaction. The publicly available information leaves serious questions unanswered regarding the Ad Hoc Proposal’s means of executing the alternative transaction. In this context, the fiduciary responsibilities of the Committee and Board overwhelmingly dictate a decision in favor of the CNBC Proposal.

Our clients expect and trust that the Committee and Board will properly and faithfully exercise their fiduciary responsibilities and obligations by accepting the CNBC Proposal before its deadline. In the event that the Committee and Board should fail to do so, the Company’s stockholders and other constituencies face ruinous losses and damages. Our clients must, and do hereby, reserve all of their rights arising from the failure to approve the CNBC proposal.
We fully expect that the Board and Independent Committee will faithfully and properly execute their fiduciary responsibilities and duties to approve the CNBC Proposal before its deadline, and look forward to the public announcement that they have done so.
Sincerely,
BERGER SINGERMAN
Daniel Lampert
DL:gb
cc: Steven and Nancy Zeiger